UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Franklin Capital Corporation

(Name of Issuer)

Common Stock $1.00 par value

(Title of Class of Securities)

35252P105

(CUSIP Number)

Ira Halperin, Esq., Meltzer, Lippe, Goldstein & Breitstone, LLP

190 Willis Ave., Mineola, N.Y. 11501 (516) 747-0300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 18-19, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 35252P105

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Stephen L. Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 86,774

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 86,774

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,774

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.51

14.	Type of Reporting Person (See Instructions) IN

INTRODUCTION

Items 1 through 6 of the Schedule 13D filed May 2, 1986, as amended by Amendments 1 through 12 (the “Schedule 13D”), relating to the common stock, par value $1.00 per share (the “Common Stock”), of Franklin Capital Corporation filed on behalf of Stephen L. Brown, is hereby amended by this Amendment No. 13 to the Schedule 13D to read in their entirety as follows:

Item 1. Security and Issuer

This statement relates to the Common Stock, $1.00 par value (“Common Stock”), issued by Franklin Capital Corp. (“FCC”), a Delaware corporation. The address of the principal executive offices of FCC is 450 Park Avenue, 20th Floor, New York, New York 10022.

Item 2. Identity and Background

Name: Stephen L. Brown

Address: 450 Park Avenue, New York, New York 10022

Criminal Proceedings: None

Applicable Civil, Judicial or Administrative Proceedings: None

Citizenship: United States

For the last five years, Mr. Brown has been the Chief Executive Officer of FCC.

Item 3. Source and amount of Funds or other Consideration

The aggregate amount of funds used by Stephen L. Brown to purchase 500 shares of Common Stock was approximately $550. Such amount was derived from Mr. Brown’s personal funds.

Item 4. Purpose of the Transaction

The purchase by Mr. Brown of 500 shares reported herein was not made in connection with any plan or proposals relating to any of the actions enumerated in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, S.L. Brown & Company, Inc. does not beneficially own any shares of the Common Stock. S.L. Brown & Company was dissolved and liquidated in 1997 and 1998.

(b) Mr. Brown purchased 500 shares of Common Stock on April 7, 2004 on the American Stock Exchange at a per share purchase price of $1.02. The trading dates, number of shares sold and sale price per share for all other sales affected by Mr. Brown during the last 60 days are set forth in Schedule 1 attached hereto.

(c) As of the date hereof Mr. Brown beneficially owned 86,774 shares of Common Stock. Such amount includes 2,574 shares owned of record by his wife.

Items 6. Contracts, Arrangements, Understandings or Relationships

None

Schedule 1

During the last 60 days, Stephen L. Brown sold an aggregate of 56,316 shares of Common Stock, as follows:

Date	#Shares	Price
5/13/04	1150	$3.00
	1050	$4.60
	2000	$4.50
	500	$4.55
	700	$3.10
	700	$2.90*

5/18/04	11,368	$6.07
	7,000	$5.12
	11,500	$5.09
	5,148	$5.12*

5/19/04	1400	$5.10
	13,800	$5.53

*shares sold were owned of record by Mr. Brown’s wife

All of such transactions were effected in brokers transactions on the American Stock Exchange.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May     , 2004

/s/ Stephen L. Brown

STEPHEN L. BROWN